Exhibit 5.1

August 18, 2023

Quantum Computing Inc.

215 Depot Court SE, Suite 215

Leesburg, VA 20175

RE:	Registration Statement on Form S-3 (File No. 333-268064)

Ladies and Gentlemen:

We have acted as counsel to Quantum Computing Inc., a Delaware corporation (the “Company”), in connection with the above-referenced registration statement (the “Registration Statement”) and the prospectus supplement dated August 18, 2023 (the “Prospectus Supplement”), relating to the offering and sale by the Company of shares (the “Shares”) of common stock of the Company, par value $0.0001 per share (the “Common Stock”), having an aggregate offering price of up to $27,362,717, pursuant to that certain At-The-Market Issuance Sales Agreement (the “ATM Agreement”) dated December 5, 2022, as amended on August 17, 2023 (the “ATM Amendment”), between the Company and Ascendiant Capital Markets, LLC. The Shares are covered by the Registration Statement and we understand that the Shares are to be offered and sold in the manner described in the Prospectus Supplement. This opinion is being delivered at the request of the Company and in accordance with the requirements of Item 601(b)(5) of Regulation S-K promulgated by the Commission.

For purposes of this opinion, we have examined such documents and reviewed such questions of law as we have considered necessary and appropriate for the purposes of our opinion set forth below. In rendering our opinion, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. As to questions of fact material to our opinions, we have relied upon certificates of officers of the Company and of public officials.

Based upon and subject to the foregoing, we are of the opinion that the Shares have been duly authorized and, when issued and sold by the Company and delivered by the Company against receipt of the purchase price therefor, in the manner contemplated by the Prospectus Supplement and the ATM Amendment, will be validly issued, fully paid and non-assessable. The opinions expressed herein are limited to the laws of the General Corporation Law of the State of Delaware and the laws of the State of New York, as currently in effect, and no opinion is expressed with respect to any other laws or any effect that such other laws may have on the opinions expressed herein.

We consent to the filing of this opinion with the SEC as Exhibit 5.1 to the Company’s Current Report on Form 8-K filed on August 18, 2023, which is incorporated by reference in the Prospectus Supplement. We also consent to the reference of our firm under the caption “Legal Matters” in the Prospectus Supplement and in each case in any amendment or supplement thereto. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very Truly Yours,

/s/ Lucosky Brookman LLP
Lucosky Brookman LLP